Kathleen H Moriarty Partner	1270 Avenue of the Americas 30th Floor New York, New York 10020-1708 T 212.655.6000 D 212.655.2548 moriarty@chapman.com

October 23, 2018

VIA EDGAR CORRESPONDENCE

Mr. Edward P. Bartz, Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:       Syntax ETF Trust – SEC File Nos. 333-215607 and 811-23227 (the “Registrant”)

Dear Mr. Bartz:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments received orally on September 28, 2018 regarding the registration statement filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on Form N-1A with the Securities and Exchange Commission (the “Commission”) on August 22, 2018 (the “Registration Statement”), to register the Trust and the shares of the Syntax Stratified LargeCap ETF (the “Fund”), the initial series of the Trust. The Staff’s comments on the Registration Statement and the Registrant’s responses thereto are set forth below.

PROSPECTUS

1. Comment: Please confirm supplementally that the Fund’s index methodology that was confidentially submitted to the SEC staff last year has not changed since then.

Response: The Registrant confirms that the index methodology for the Fund has not changed.

2. Comment: Please revise footnote 2 to the fee table by deleting either the word “excluding” or the word “except” from the first sentence of the footnote.

Response: The Registrant has made changes consistent with the Staff’s comment.

3. Comment: Please attach a copy of the fee waiver letter as an exhibit to the registration statement.

Response: The Registrant notes that the Expense Limitation and Reimbursement Agreement was filed as Exhibit (d)(iii) to Pre-Effective Amendment number 5 that was filed on August 22, 2018.

4. Comment: Please revise the second-to-last sentence of footnote 2 to the fee table by revising that portion of the sentence that states “if the Fund is able to make the payment without exceeding the applicable expense limitation” to read as follows:

“...if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the expense cap in place at the time such amounts were waived; and (ii) the Fund’s current expense cap.”

Response: The Registrant has made changes consistent with the Staff’s comment.

5. Comment: Please revise the disclosure under the heading “Principal Strategy” to indicate that the Fund’s index was created by an affiliate.

Response: The Registrant has made changes consistent with the Staff’s comment.

6. Comment: Please confirm supplementally whether or not the Fund’s index is concentrated and, if applicable, please disclose in the registration statement that the Fund will concentrate to the extent that its index is concentrated.

Response: The Registrant confirms that neither the Fund nor its stratified-weight index is concentrated and notes that the SAI on page 6 contains disclosure indicating the Fund is classified as a “diversified” investment company under the 1940 Act, and therefore respectfully does not believe any revisions to the disclosure are necessary.

7. Comment: In the disclosure under the heading “Principal Risks of Investing in the Fund” please consider adding a risk that the Fund will concentrate to the same degree as does the index.

Response: As noted in response to Comment 6, neither the Fund nor its stratified-weight index is concentrated, and the Registrant respectfully does not believe a principal risk related to concentration is necessary.

8. Comment: Please revise the disclosure in the last sentence of the first paragraph under “Fund Performance” on page 6 to substitute the word “account” for the word “predecessor”.

Response: The Registrant has made revisions consistent with the Staff’s comment.

9. Comment: If accurate, please revise the disclosure under “Fund Performance” on page 6 by adding a statement that the adviser for the Fund is the same as the adviser to the privately offered account for the entire time performance information is shown.

Response: The Registrant has added the requested disclosure.

10. Comment: Please revise the disclosure in the first line of the third paragraph under the header “Fund Performance” on page 6 to insert the word “policies” after the word “objectives.”

Response: The Registrant has added the requested disclosure.

11. Comment: Please insert a period after the word “fees” in the first line of the fifth paragraph under the header “Fund Performance” on page 6 and delete the remainder of the sentence (“. . . which were generally capped at 0.30%.”).

Response: The Registrant has made revisions consistent with the Staff’s comment.

12. Comment: Please disclose supplementally which 1940 Act exemption the unregistered privately offered account relies upon (e.g., 3(c)(1), 3(c)(7)).

Response: The Registrant notes that the privately offered account relies upon the exemption provided by 3(c)(1) of the 1940 Act.

13. Comment: Please confirm supplementally that the adviser for the unregistered privately offered accounts possesses the records necessary to support the calculation of their performance as required by Rule 204-2 (a)(10) under the Advisers Act.

Response: The Registrant confirms that the adviser has maintained such records.

14. Comment: Please confirm supplementally that the adviser for the unregistered privately offered account believes that such account (e.g., the predecessor fund) would have complied with subchapter M of the Internal Revenue Code if it had been a registered fund.

Response: The Registrant confirms that the privately offered account would have complied with subchapter M of the Internal Revenue Code if it had been a registered fund.

15. Comment: The Staff notes that with reference to the SEC’s Mutual Fund FAQ, dated January 14, 2002, question #20 re: after-tax requirements, the registrant should be advised that since the Fund is unable to compute standard after-tax returns for the periods prior to the registration date, the Fund may include in the risk-return summary standardized after-tax returns for the post-registration period, provided that the Fund also includes standardized before tax-returns for the post-registration.

Response: The Registrant has noted the above guidance with regard to future disclosure of after-tax returns for the post-registration period.

STATEMENT OF ADDITIONAL INFORMATION

16. Comment: In connection with the accounting guidance provided by Jason Fox in the accountant’s office of IM, please include in the Fund’s SAI at least two years of audited financials for the predecessor privately offered account, and its accountant’s consent regarding the inclusion of such financial statements.

Response: The Registrant has added the requested disclosure to the SAI and will file the accountant’s consent as an exhibit to the registration statement.

Please do not hesitate to contact me at 1-212-655-2548 or at moriarity@chapman.com if you have any questions or comments with respect to the enclosed filing.

Very truly yours,

/s/Kathleen H. Moriarty